Exhibit 99.1

Announces Settlement with Ormat

Vancouver, B.C. (August 23, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to report that NGP Blue Mountain I LLC, the owner of the 49.5 MW Faulkner 1 geothermal power plant and Ormat Nevada Inc. have settled all disputes that have arisen under the EPC contract as a result of the facility shutdown between January 16 and February 23, 2010 due to a short circuit caused by faulty layout of underground cables.

“We believe the settlement, which consists of cash, power plant spares and extended warranties, is responsive to NGP’s requests. NGP is pleased with the performance of the plant since its restart in February and we are looking forward to a good and continuing relationship with Ormat,” said Brian Fairbank, President & CEO.

“We are happy with the settlement,” said Dita Bronicki CEO of Ormat. “This demonstrates Ormat’s commitment to its EPC customers. We wish NGP success in the continued development of geothermal power plants.”

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
 Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.